UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 12, 2020

LIBERTY BROADBAND CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-36713	47-1211994
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (720) 875-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which traded
Series A common stock	LBRDA	The Nasdaq Stock Market LLC
Series C common stock	LBRDK	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On August 12, 2020, a bankruptcy remote wholly owned subsidiary (“SPV”) of Liberty Broadband Corporation (the “Company”) entered into Amendment No. 3 to Margin Loan Agreement and Amendment No. 2 to Collateral Account Control Agreement (the “Third Amendment”), which amends SPV’s margin loan agreement, dated as of August 31, 2017 (as amended by Amendment No. 1 to Margin Loan Agreement, dated as of August 24, 2018, and as further amended by Amendment No. 2 to Margin Loan Agreement and Amendment No. 1 to Collateral Account Control Agreement, dated August 19, 2019, the “Existing Margin Loan Agreement”; the Existing Margin Loan Agreement, as amended by the Third Amendment, the “Margin Loan Agreement”), with Wilmington Trust, National Association, as the administrative agent, BNP Paribas, as the calculation agent, and the lenders party thereto. The Margin Loan Agreement provides for, among other things, a multi-draw term loan credit facility (the “Margin Loan Facility”) in an aggregate principal amount of up to $2.3 billion, including the Incremental Facility (as defined below). No borrowings under the Margin Loan Agreement were made at the closing of the Third Amendment and, as of the date of and after giving effect to the Third Amendment, there were (i) $600.0 million in loans outstanding, comprised of $500.0 million of initial loans and $100.0 million of delayed draw loans, (ii) $400.0 million of delayed draw loan commitments and (iii) $1.3 billion of additional loan commitments under the Incremental Facility (as defined and described below). SPV’s obligations under the Margin Loan Facility are secured by first priority liens on the shares of Charter Communications, Inc. owned by SPV.

The Third Amendment amends the Existing Margin Loan Agreement to provide for, among other things, (i) the extension of the maturity date for the Margin Loan Agreement to August 24, 2022, (ii) the extension of the availability of the delayed draw loans to August 12, 2021, (iii) customary LIBOR replacement provisions, (iv) an incremental agreement for the commitment of up to $1.3 billion of additional loans under the Margin Loan Facility (the “Incremental Facility” and the loans made under the Incremental Facility, the “Additional Loans”), (v) upon the funding of the Additional Loans, an increase in (A) the Base Spread (as defined below) applicable to all loans funded under the Margin Loan and (B) the commitment fees applicable to any undrawn delayed draw loans, (vi) allow SPV to effect the GCI Liberty SPV Payoff (as defined below) and (vii) certain conforming changes related to the foregoing.

The borrowings under the Incremental Facility are subject to certain conditions precedent, including the completion of the transactions pursuant to the previously announced merger agreement among the Company, GCI Liberty, Inc., a Delaware corporation (“GCI Liberty”), and the other parties thereto. The Additional Loans will accrue interest at a rate equal to the 3-month LIBOR rate plus a per annum spread (the “Base Spread”). SPV is permitted to use the Additional Loans to satisfy obligations (the “GCI Liberty SPV Payoff”) of Broadband Holdco, LLC, a Delaware limited liability company and a bankruptcy remote wholly owned subsidiary of GCI Liberty (“GCI Liberty SPV”), under that certain Margin Loan Agreement, dated as of December 29, 2017 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), among GCI Liberty SPV, as borrower, each lender from time to time party thereto, JPMorgan Chase Bank, N.A., London Branch, as administrative agent, and JPMorgan Chase Bank, N.A., London Branch, as calculation agent.

The description of the Third Amendment set forth above is qualified in its entirety by reference to the Third Amendment, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 18, 2020

LIBERTY BROADBAND CORPORATION

By:	/s/ Wade Haufschild
Name: Wade Haufschild
Title: Vice President